SUSAN K. SHAPIRO

617.345.3310

SSHAPIRO@BURNSLEV.COM

November 13, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Allied Nevada Gold Corp.
Registration Statement on Form 10
Filed October 30, 2006
File No. 001-33119

Ladies and Gentlemen:

On behalf of our client, Allied Nevada Gold Corp. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated November 8, 2006 from H. Roger Schwall, regarding the above-referenced Registration Statement on Form 10 of the Company (the “Form 10”), as filed with the Commission on October 30, 2006. For your convenience, each response follows the sequentially numbered Comment copied from your letter of November 8, 2006. As noted in our response to Comment 2, the Company intends to file Amendment No. 1 to the Form 10 shortly following this letter, to incorporate the response to that Comment.

General

Comment (1):

It appears that you are relying on the exemption set forth in Section 3(a)(10) of the Securities Act of 1933 in regard to the issuance of Allied Nevada Gold securities as part of the Arrangement. Please refer to Staff Legal Bulletin No. 3R, dated October 20, 1999 and provide us with an analysis of the applicability of this exemption to the Arrangement.

Response (1):

As stated in the Form 10, the issuance of securities by Vista and Allied Nevada to Vista Securityholders pursuant to the Arrangement will be effected in reliance upon the exemption from registration under the Securities Act of 1933 provided by Section 3(a)(10) thereof. (Please note that capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Form 10.) Section 3(a)(10) of the Securities Act exempts from registration “ … any security which is issued in exchange for … outstanding securities … where the terms and conditions of such issuance and

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November 13, 2006

exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by any court … or by a governmental authority expressly authorized by law to grant such approval.”

The three principal elements of the Section 3(a)(10) exemption referred to in No-Action letters of the Staff are: (1) an exchange of a security for another security, claim or property interest; (2) court approval of the terms and conditions of such issuance and exchange; and (3) that such approval be granted after a hearing on the fairness of such terms and conditions that is open to all persons exchanging securities, claims or property interests and with respect to which such persons have received notification. In addition, the Staff also has emphasized that the approving court must be made aware that its approval will provide an exemption from the registration requirements of the Securities Act. See, e.g., Williams PLC (available January 4, 2001); and Part 4.B.3 of Staff Legal Bulletin No. 3R.

The Staff’s views on each of these elements are set forth in Staff Legal Bulletin No. 3R, which states: “Before the issuer can rely on the exemption [under Section 3(a)(10)], the following conditions must be met:

•	The securities must be issued in exchange for securities, claims, or property interests; they can not be offered for cash.

•	A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

•	The reviewing court or authorized governmental entity must:

•	find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and

•	be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

•	The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

•	A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

•	The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

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November 13, 2006

•	Adequate notice must be given to all those persons.

•	There cannot be any improper impediments to the appearance by those persons at the hearing.”

The issuance of the Allied Nevada Shares pursuant to the Arrangement satisfies these criteria, as set forth below.

Exchange of Securities

The Allied Nevada securities to be issued in the Arrangement will be issued in exchange for securities of Vista and not for cash. As set forth in the Form 10, the terms of the Arrangement provide that concurrently with the transfers of property interests and cash to Allied Nevada, Vista shareholders (other than dissenting shareholders) will exchange each of their existing common shares of Vista (“Vista Shares”) for (a) one of a newly created class of Vista common shares (“Vista New Shares”) (which has the same rights and restrictions as a Vista Share), and (b) a pro rata portion of (i) the number of common shares of Allied Nevada (“Allied Nevada Shares”) received by Vista as part of the Arrangement less (ii) the number of Allied Nevada Shares retained by Vista to facilitate the payment of any taxes payable in respect of the Arrangement. In addition, holders of options to acquire Vista Shares (“Vista Options”) will exchange their Vista Options for options to acquire common shares of Allied Nevada and options to acquire Vista New Shares and holders of warrants of Vista will have their warrants adjusted in accordance with the terms of the warrants. The foregoing issuances of shares, options and warrants each constitute an exchange of one security for another and thus the first element of the Section 3(a)(10) exemption is satisfied.

Court Approval

Reference is made to the Definitive Schedule 14A of Vista Gold Corp. (the “Vista Proxy Statement”) filed with the Commission on October 20, 2006, with respect to the Special Meeting of securityholders, to be held on November 16, 2006, at which Vista Securityholders will be asked to approve matters relating to the Arrangement. The Vista Proxy Statement was mailed to Vista Securityholders on or about October 20, 2006.

As set forth in the Vista Proxy Statement, the Arrangement is to be effected in accordance with the provisions of the Business Corporations Act (Yukon Territory) (the “Act”). Under the Act, the Arrangement must be approved by the Supreme Court of the Yukon Territory (the “Court”). The Staff has previously recognized that the exemption contained in Section 3(a)(10) is applicable to the issuance of securities pursuant to arrangements under Canadian law approved by Canadian courts. See, e.g., Veritas DGC Inc. (available September 3, 1999) (arrangement under Business Corporations Act (Alberta) approved by the Alberta Court of Queen’s Bench). See also Part 4.B.4 of Staff Legal Bulletin No. 3R.

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Prior to mailing the Vista Proxy Statement to the Vista Securityholders, an application was made to the Court for an interim order (the “Interim Order”) with respect to the voting procedures and dissent rights of the Vista Securityholders. In connection with the application for an Interim Order, a draft of the form of Vista Proxy Statement was provided to the Court for review. A final copy of the Vista Proxy Statement will be filed with the Court prior to the fairness hearing described below. In issuing its Interim Order on October 17, 2006, the Court confirmed the voting procedures proposed in the application including the level of securityholder approval required.

If the Arrangement Resolution is approved at the Special Meeting by Vista Securityholders in the manner required by the Interim Order, Vista will make application to the Court for a final order (the “Final Order”) approving the Arrangement as proposed in the application or as amended in such manner as the Court may direct. The Court will hold a hearing at which the Court will consider, among other things, the fairness of the terms and conditions of the issuance and exchange of securities to the persons to whom securities are issued in such exchange, as set out in the Arrangement. Accordingly, the second element of the Section 3(a)(10) exemption is satisfied.

Fairness Hearing

As set forth above, prior to issuing a Final Order approving the Arrangement, the Court will conduct a hearing into the fairness of the terms and conditions of the Arrangement, including the fairness of the number and the terms and conditions of the securities to be issued pursuant to the Arrangement to Vista securityholders. At this hearing, the Court will consider the fairness of the Arrangement from both a procedural and substantive point of view. We are advised by Yukon Territory counsel to the Company that the standard to be applied by the Court is whether the Arrangement is “in truth fair and reasonable” and it is not sufficient that the Arrangement not be challenged or that the Vista Securityholders shall have approved the Arrangement. This standard meets the criteria set forth in Part 4.B.1 of Staff Legal Bulletin No. 3R that the court or entity conducting the fairness hearing affirmatively conclude that the transaction is fair to the shareholders, rather than simply determine that the transaction is “not unfair” or “not unreasonable”.

The notice of motion to the Court (the “Notice of Motion”), a copy of which is included in the Vista Proxy Statement, states that on November 20, 2006, a hearing will be held for the purpose of determining the fairness of the Arrangement and entering the Final Order. The Notice of Motion expressly states that any Securityholder, director, or auditor of Vista, or any other interested party with leave of the Court, desiring to support or oppose the applications will be required to file with the Court and serve upon Vista or its Yukon Territory counsel, on or before the response date specified therein, a notice of intention to appear, together with any evidence or materials which are to be presented to the Court, and any person so complying with such notice requirements may appear at the time of such

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hearing or be represented by counsel for that purpose. Adequate and timely notice of this right has been provided to the Vista Securityholders by including a copy of the Notice of Motion in the Vista Proxy Statement, which was mailed one month prior to the date of the fairness hearing, thereby providing ample opportunity for review thereof by such recipients. The Notice of Motion was provided to purchasers of Vista Shares who acquired such shares after the mailing of the Vista Proxy Statement in accordance with the terms of the Interim Order of the Court. Although the Staff has indicated that there may not be any improper impediments to the appearance by security holders at the fairness hearing, the Staff has not objected to the requirement that such persons file a notice of intention to appear. See, e.g., Part 4.C (footnote 30) of Staff Legal Bulletin No. 3R.

The Court has been advised in advance of such hearing, in the Notice of Motion, that if the Final Order is granted, the finding of fairness, which is a pre-condition to granting the Final Order, will constitute the basis for an exemption from registration under Section 3(a)(10) of the Securities Act with respect to: (1) the issuance to the non-dissenting Vista shareholders of Vista New Shares and Allied Nevada Shares in exchange for their Vista Shares; (2) issuance to Vista optionholders of options to acquire common shares of Allied Nevada and options to acquire Vista New Shares in exchange for their Vista Options; and (3) adjustment of Vista warrants in accordance with their terms such that, among other things, upon effectiveness of the Arrangement the holders of warrants of Vista will, upon exercise thereof, be entitled to receive Vista New Shares instead of Vista Shares.

Thus, the fairness hearing to be conducted by the Court with respect to the Arrangement will satisfy the third element of the Section 3(a)(10) exemption.

Audited Consolidated Financial Statements for the Years Ended December 31, 2005, 2004 and 2003 of Vista Gold Corp. – Nevada Exploration Properties

Comment (2):

It appears that Vista Gold Corp. – Nevada exploration properties is your predecessor. Please provide audited financial statements of Vista Gold Corp. – Nevada exploration properties for the years ended December 31, 2005, 2004 and 2003 that are prepared under U.S. GAAP. Refer to Item E of the International Reporting and Disclosure Issues in the Division of Corporate Finance which can be located on our website at:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P736__115637.

Response (2):

The Company will shortly file Amendment No. 1 to the Form 10 that will include audited financial statements of Vista Gold Corp. – Nevada exploration properties for the years ended December 31, 2005, 2004 and 2003 that are prepared under U.S. GAAP, along with corresponding changes to financial data derived therefrom as included in the remainder of the Form 10.

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November 13, 2006

This letter responds to all comments contained in Mr. Schwall’s letter of November 8, 2006. If you have any questions, please do not hesitate to call the undersigned at (617) 345-3310.

Very truly yours,

/s/ Susan K. Shapiro
Susan K. Shapiro

cc:	Ms. Jill Davis
Ms. Donna Levy
Ms. Jennifer Goeken
Mr. Scott Caldwell